Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Announces US$110 Million Offering of Convertible Senior Notes

     JAG - TSX/NYSE

     CONCORD, NH, Sept. 9 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE, JAG.NT: TSX) announced today that it is planning a private offering of approximately US$110 million aggregate principal amount of senior convertible notes due 2014 (the "notes"). Jaguar expects to grant the initial purchasers in the offering a 30-day option to purchase up to an additional $15 million aggregate principal amount of notes to cover over-allotments, if any.
     Although the terms of the offering have not been established, it is expected that the price at which the notes will be convertible into Jaguar common shares will be set at a premium to the current market price of Jaguar common shares, that holders will have the right to convert at any time prior to maturity and that, upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes.
     Jaguar intends to use the net proceeds from the sale of the notes to repurchase its outstanding 10.5% secured notes and to fund the exploration and pre-development of a gold property that has yet to commercially produce gold for which Jaguar is in exclusive negotiations, with the balance to be used for working capital and general corporate purposes, which may include funding operations, development, acquisitions and capital expenditures.
     Any purchase of the secured notes may be made in the open market, through an offer to purchase, by redemption once permitted on or after March 22, 2010 or in any other manner permitted by law. The proposed acquisition referred to above will be subject to, among other things, the completion of due diligence satisfactory to Jaguar, the settlement of a definitive agreement as well as regulatory consents and approvals. The acquisition, if consummated, would not constitute a "significant acquisition" under applicable Canadian or U.S.
securities laws.
     The notes and the common shares issuable upon conversion of the notes have not been and will not be registered under the U.S. Securities Act of
1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. Offers and sales of the notes in
Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

     Forward Looking Statements

     This press release contains forward-looking statements regarding the proposed terms of the notes, the use of proceeds, the over-allotment option and a potential acquisition. These forward-looking statements can be identified by the use of words "expected," "intends" and "will". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the use of proceeds, the terms of the notes and the ability of Jaguar to complete the acquisition to be materially different from those expressed by the forward-looking statements. Such statements are only predictions and the assumptions upon which they are based as a result of those risks and uncertainties including risks related to completion of the proposed offering, the use of proceeds from the offering and the ability of
Jaguar to complete the proposed acquisition.
     These forward-looking statements represent our views as of the date of this press release. Subsequent events and developments could cause the
Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this press release, unless required by law.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 17:46e 09-SEP-09